Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: May 19, 2021

INVESTOR PRESENTATION May 2021

2 DISCLAIMER IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchill II has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II has filed and will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill II may be obtained free of charge from Churchill II at www.churchillcapitalcorp.com. Alternatively, these documents can be obtained free of charge from Churchill II upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500. Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Churchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD-LOOKING STATEMENTS; NON-GAAP This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill II’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill II’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill II, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill II, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the filings, which Churchill II has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Churchill II’s filings with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill II and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill II, Skillsoft and Global Knowledge; risks related to Churchill II’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill II’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill II, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill II, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill II and is not intended to form the basis of an investment decision in Churchill II. All subsequent written and oral forwardlooking statements concerning Churchill II, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill II, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not been prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconciliations to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information for such calculations.

Introduction Strategy Finance Q&A INTRODUCTION 3

Introduction Strategy Finance Q&A • CY2020A results exceeded estimates at announcement o $691M actual Adjusted Gross Revenue compared to $650-680M estimate at announcement; $163M actual Adjusted EBITDA compared to $145-165M estimate at announcement • Reaffirmed combined CY2021 outlook for Adjusted Gross Revenue and Adjusted EBITDA in the range of $645-675M and $155-175M, respectively • Received CFIUS clearance for $400M second step investment by Prosus, bringing total investment to $500M and reiterating long-term partnership • Prosus PIPE, in addition to expected cash on hand at the time of closing, helps substantially satisfy the minimum cash condition in the Skillsoft merger agreement • Plan to close transaction in June • Exceptional new board comprised of directors who have highly relevant experience in the education, digital learning, B2B and B2C sectors • Building world-class management team • Valuation significantly below market peers 4 RECENT TRANSACTION UPDATES

Introduction Strategy Finance Q&A VALUE CREATION OPPORTUNITY FOR INVESTORS 5 BUSINESS PLAN SUPPORTS SIGNIFICANT ADJ. EBITDA GROWTH (Adj. EBITDA; $ in M) CY2020A CY2021E CY2022E ATTRACTIVE ENTRY VALUE ($ in B) Adj. Gross Revenue $163 $155-$175 $180-$220 $691 $645-$675 $675-$725 2.2x 6.8x 15.5x 4.7x (1) 7.6x 19.5x nm 12.0x 5.6x 27.4x nm 15.4x Firm Value / CY2022E Adj. Revenue Firm Value / CY2022E Adj. EBITDA Equity Value / CY2022E LFCF Implied Skillsoft Firm Value(2) $1.5 $3.3 $4.8 $10.9 Notes: 1 Based on acquisition values of Skillsoft and Global Knowledge. Transaction multiples exclude sponsor promote and transaction costs. Multiples based on midpoint of FYE 1/31/23E range. Global Knowledge revenue reflects Gross Revenue. LFCF assumes ~70% conversion. 2 Based on peer CY2022E Revenue multiples. Skillsoft firm value based on acquisition values of Skillsoft and Global Knowledge. Source: FactSet. Market data as of 4/30/21.

Introduction Strategy Finance Q&A

OVERVIEW
CHURCHILL CAPITAL

WHO WE ARE

A unique model, the first GP team focused purely on public equity vehicles	Creating value by leveraging the active engagement of high performing Fortune 500 CEOs	A pioneer in public equity vehicles for scale investments
A track record of acquiring proven, profitable, growing businesses of scale	A competitive edge in global sourcing	The demonstrated best partner for prospective targets

THE CHURCHILL COMPANIES

ASSET	Clarivate	MultiPlan	LUCID
Vehicle	CHURCHILL CAPITAL I	CHURCHILL CAPITAL III	CHURCHILL CAPITAL IV
Acquisition Announced	January 2019	July 2020	February 2021
Churchill Partner	Jerre Stead	Paul Galant & Bill Veghte	Alan Mulally & Bill Veghte
Equity Value	$18B	$7B[1]	$34B[2]
Firm Value	$21B	$11B[1]	$30B[2]

CHURCHILL CAPITAL II	CHURCHILL CAPITAL V	CHURCHILL CAPITAL VI	CHURCHILL CAPITAL VII
skillsoft			
Raised Jun. 2019	Raised Dec. 2020	Raised Feb. 2021	Raised Feb. 2021
$690M	$500M	$552M	$1.38B

$65B+ in assets under the Churchill Umbrella

skillsoft

Note:
1 Based on value at close.
2 Pro forma for Churchill transaction.
Source: FactSet. Market data as of 4/30/21.

6

Introduction Strategy Finance Q&A CREATING THE NEW SKILLSOFT 7 PURCHASE PRICE COMBINED ACQUISITION MULTIPLES(1) CAPITAL STRUCTURE 50% 32% 17% OWNERSHIP PARTNERS TIMING Notes: 1 Based on acquisition values and FYE 1/31/2023E financials. Transaction multiples exclude sponsor promote and transaction costs. LFCF assumes ~70% conversion. 2 PIPE subject to certain conditions. Includes $400M second step investment by Prosus - CFIUS approval received on 5/3/21. Assumes no redemptions. 3 Based on FYE 1/31/2023E Adj. EBITDA midpoint. 4 Debt includes Skillsoft debt and debt pro forma for Global Knowledge transaction. 5 Excludes impact of warrants, management equity, and portion of Founder Shares unvested and revested at $12.50 share price. SKILLSOFT $1.3B GLOBAL KNOWLEDGE $233M ADJ. REVENUE 2.2x ADJ. EBITDA 7.6x LEVERED FREE CASH FLOW 5.6x PIPE 2 $530M NET DEBT OF 4 $62M ADJ. EBITDA 2, 3, 4 0.3x PROXY FILED / JANUARY 25 EXPECTED CLOSING / 2Q ‘21 CHURCHILLCAPITAL Churchill PIPE Skillsoft Shareholders 2, 5

Introduction Strategy Finance Q&A

INTRODUCTION TO PROSUS GROUP

prosus

COMPANY OVERVIEW

A global consumer internet group and one of the largest technology investors in the world. • Early investor in global tech leaders, including Tencent and Delivery Hero	Building leading companies in high growth sectors. • EdTech • Food delivery • Online classifieds • Payments & fintech	Listed on Euronext Amsterdam (AEX:PRX). • Europe's largest consumer internet company • Included in the EuroStoxx-50 index
Top 10 GLOBAL CONSUMER INTERNET GROUP	**1.5B+** USERS GLOBALLY	**$175B+** MARKET CAPITALIZATION

INVESTMENT PHILOSOPHY

FOCUSED	ACTIVE	LONG-TERM FOCUS
Thematic, sector-based investing based on deep industry insights	More than funding. Strong, hands-on support based on technology expertise	Partnering with entrepreneurs over the long term to build sustainable businesses (sometimes for decades)

LEADING EDTECH INVESTOR

Udemy codecademy BYJU'S The Learning App

BRAINLY ERUDITUS Executive Education SOLOLEARN

skillsoft

Source: Prosus Group, FactSet. Market data as of 4/30/21.

8

Introduction Strategy Finance Q&A

A STRONG FOUNDATION TO BUILD FROM

POWERFUL 'AT SCALE' FOUNDATION

- Industry leading content library
- Strong technology platform (Percipio)
- Large enterprise customer base
- Recurring revenue stream

WHAT WE NEEDED TO FIX

- Overleveraged balance sheet
- Leadership gaps
- Loss of share in Technology & Development
- Under-investment in customer acquisition

SIGNIFICANT PROGRESS AND IMPROVEMENTS

- Strengthening capital structure:
  - Balance sheet restructure reduced debt by $1.5B
  - Planned refinancing of existing bank loan at closing expected to reduce interest expense further
- Brought on new committed and long-term investors – received CFIUS clearance for $400M second step investment by Prosus, bringing total investment to $500M
- Hired new CEO and building world-class management team
- Strengthening Technology & Development offering with Global Knowledge acquisition
- CY2020A results exceeded estimates at announcement for annual recurring revenue, order intake (bookings) and adjusted revenue skillsoft

9

Introduction Strategy Finance Q&A

JEFF TARR
TO LEAD THE NEW SKILLSOFT



- Former CEO of DigitalGlobe and Hoover's
- Former President & COO of IHS

EXECUTION EXPERIENCE

IHS DigitalGlobe D&B HOOVERS

Meaningfully Grew DigitalGlobe's Business
(Digital Globe's revenue over tenure; $ in M)


CAGR 18%
$340
$900
2011A
2017A

BOARD EXPERIENCE

CEB ECHOSTAR DSST PUBLIC SCHOOLS

History of Creating Value for Shareholders
(IHS's revenue over tenure; $ in M)


CAGR 18%
$476
$1075
2005A
2010A

Source: DigitalGlobe, Maxar Technologies and IHS filings, public information and FactSet.

skillsoft
10

Introduction Strategy Finance Q&A 11 ILLUSTRATIVE TIMELINE TO CLOSE EVENT CFIUS APPROVAL OF PROSUS $400M SECOND STEP INVESTMENT 10-K/A AND S-4/A FILINGS EXPECTED S-4/A EFFECTIVE DATE STOCKHOLDER REDEMPTION DATE / VOTE AND TRANSACTION CLOSE EXPECTED DATE1 COMPLETED MAY 3 COMPLETED MAY 13 MAY JUNE Note: 1 For illlustrative purposes only. Timing subject to change.

Introduction Strategy Finance Q&A STRATEGY 12

Introduction Strategy Finance Q&A THE NEW SKILLSOFT 01 An attractive market opportunity without a clear leader 02 Building a global leader from a strong foundation 03 A powerful platform for further M&A 04 An attractive investment opportunity 13

Introduction | Strategy | Finance | Q&A

AN ATTRACTIVE MARKET OPPORTUNITY

LARGE MARKET

TOTAL ADDRESSABLE MARKET

GLOBAL PROFESSIONAL ELEARNING[1]

$28B

U.S. PROFESSIONAL LEARNING[2]

$130B

GLOBAL PROFESSIONAL LEARNING[2]

$300B

GROWING MARKET

Global Professional eLearning TAM[3] forecasted to grow 10% p.a., with market spend growing 13-14% p.a.


+10% p.a.
$28B
$9B
2020
$45B
$16B
2025
White space
Market Spend[4]
13-14% p.a.

STRONG SECULAR GROWTH DRIVERS

- Growing skills gap globally
- Corporate / C-Suite focus on workforce development / upskilling
- Shift from insourced to outsourced training
- Shift from classroom to digital training
- Acceleration by COVID-19 and work-from-home

Notes:
1 Global professional eLearning includes company purchased, self-paced online learning across Skillsoft's core segment and other segments.
2 Professional learning includes eLearning as well as internal and third party courses and content (both online and in person), excluding tuition reimbursement and related spend.
3 TAM: Total Addressable Market, including company spend and incremental whitespace from adoption of eLearning, new use cases, and shift from in person to online.
4 Market Spend: Estimated spend on outsourced professional eLearning by organizations.
Source: Third party consultant market research report. Tyton Partners, Grand View Research.

skillsoft

14

Introduction Strategy Finance Q&A MAJOR CUSTOMER SEGMENTS REMAIN HIGHLY UNDERPENETRATED 15 ROBUST HEADROOM AVAILABLE ACROSS CUSTOMER SEGMENTS WITHIN THE U.S. Total Addressable Market represents value of the market in which new Skillsoft participates, including unpenetrated portion that can adopt online learning. U.S. PROFESSIONAL ELEARNING TOTAL ADDRESSABLE MARKET3, 2021F $ in B 80% 40% 20% 0% 60% 100% Compliance¹ Business Skills Leadership IT Skills Addressable Whitespace Other Content² Average penetration is ~30%, yielding market spend4 of ~$3B Total = $10B ($28B Global) Served Market Notes: 1 Includes generalized Legal Compliance and Employee Health and Safety. 2 Other content contains Sales & Customer Service, Product, and Profession & Industry specific content. 3 TAM: Total Addressable Market, including company spend and incremental whitespace from adoption of eLearning, new use cases, and shift from in person to online. 4 Market Spend: Estimated spend on outsourced professional eLearning by organizations. Source: Company market sizing model based on U.S. census, market and internal revenue analysis, and primary research and interviews. Current outsourced OTS content spend Market Spend

Introduction Strategy Finance Q&A 16 FRAGMENTED MARKET SPACE WITHOUT A CLEAR LEADER SKILLSOFT IS THE LARGEST PLAYER FOCUSED PRIMARILY ON THE ENTERPRISE NO OTHER CORPORATE DIGITAL LEARNING BUSINESS WITH >$500M OF REVENUE New $500M REVENUE

Introduction Strategy Finance Q&A A NEW AND INSPIRING DIRECTION THAT BUILDS ON OUR STRENGTHS 17 WHERE WE PLAY We upskill the global workforce across three core segments… (Leadership & Business Skills, Compliance and Technology & Development) …by providing engaging digital learning & development solutions… …to enterprise clients globally OUR AMBITION ‘To create a future-fit workforce skilled and ready for the jobs of tomorrow’ HOW WE WIN CONTENT Packages of ‘best of breed’ content to enable compelling learning journeys PLATFORM An advanced technology driven platform that delivers seamless and engaging learner experiences GO-TO-MARKET A world-class enterprise sales capability 01 02 03

Introduction Strategy Finance Q&A 18 WHERE WE PLAY: UPSKILLING THE GLOBAL WORKFORCE ACROSS THREE CUSTOMER SEGMENTS LEADERSHIP & BUSINESS SKILLS TECHNOLOGY & DEVELOPMENT COMPLIANCE #1 GLOBAL LEADER CUSTOMER VALUE PROPOSITION Enable leaders and organizations to thrive in a digital world Stay ahead of rapid technology changes Foster a sustainable, safe, respectful, inclusive environment compliant with evolving regulations ROLE IN SKILLSOFT’S PORTFOLIO Strategic hook into enterprise agenda Major customer and growth opportunity Supports customer retention SKILLSOFT POSITION #1 #2 #2 COMPETITIVE LANDSCAPE Note: Skillsoft market position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.

Introduction Strategy Finance Q&A 19 HOW WE WIN: CONTENT BREADTH OF OUR OFFERING WILL DRIVE GROWTH • Unique opportunity to create global leader • The breadth of our offering is the #1 reason we win with customers • Supports learners with a unified platform, consistent pedagogy and more complete learning journeys • Creates opportunities for cross- and upsell • Drives higher retention 22 PERCENTAGE POINT HIGHER DOLLAR RETENTION RATE1 AMONG CUSTOMERS PURCHASING 3 PRODUCTS VS. 1 LEADERSHIP & BUSINESS SKILLS TECHNOLOGY & DEVELOPMENT COMPLIANCE Note: 1 Covers Q4FY2017 through Q4FY2021.

Introduction Strategy Finance Q&A 20 Note: 1 Covers Q4FY2017 through Q4FY2021. HOW WE WIN: CONTENT OUR CONTENT CREATES UNIQUE CROSS-SELL OPPORTUNITIES CROSS-SELL: Growing share of customers buying 2-3 products RETENTION: 22 percentage point higher dollar retention rate among customers purchasing 3 products1 Dollar Retention Rate Annual Recurring Revenue Distribution by Number of Products Purchased 3 Products 2 Products 1 Product 0% 25% 50% 75% 100% % of Total Annual Recurring Revenue Fiscal Quarter 1 Product 2 Products 3 Products 91% 100% 78% Cross-sell opportunities

Introduction | Strategy | Finance | Q&A

HOW WE WIN: CONTENT
OUR CONTENT ENABLES COMPELLING LEARNING JOURNEYS

A COMPLETE LEARNING SOLUTION. . .

180K+

Content assets in the library, reflecting significant capital investment

$100M+

Invested in content since 2017

. . .WITH ORIGINAL AND CURRENT CONTENT

90%

Of consumption based on proprietary Skillsoft content

35%

Of active courses published in last 18 months

A PROVEN LEARNING MODEL. . .


Massachusetts Institute of Technology
Baseline Video
Scenario Video

Skillsoft has conducted neuroscience research with MIT to ensure the efficacy of our content

. . .THAT DELIVERS REAL-WORLD RESULTS


80%

Apply what they have learned

skillsoft

Source: Skillsoft 2019 customer benchmark study.

21

Introduction | Strategy | Finance | Q&A

HOW WE WIN: PLATFORM
PERCIPIO PLATFORM DELIVERS ENGAGING EXPERIENCES


"Soft" opt-in notifications
Stay in the know.
Set a goal
Set a weekly learning goal!
Track your goal
Gentle reminders
12:53
Congratulatory messages
12:53

THE PERCIPIO PLATFORM

- Learner focused
- Skill-based learning paths
- AI-enabled
- Badges, open source content, microlearning, mobile app

WHY CUSTOMERS CHOOSE PERCIPIO

- Easy interface
- Better engagement
- Reliable tracking
- Integration with leading LMSs

2,400
COMPANIES LIVE ON PLATFORM

4X
MORE LEARNING HOURS[1]

9M
BADGES ISSUED

~100%
PERCIPIO COHORT DOLLAR RETENTION RATE

UP TO 29PT
INCREASE IN DOLLAR RETENTION RATE[1]

Note:
1 Compared to legacy platform over 18 months; increase in retention varies by quarter.
Source: Percipio.com, Skillsoft financials.

skillsoft
22

Introduction | Strategy | Finance | Q&A

HOW WE WIN: GO-TO-MARKET AN UNRIVALED ENTERPRISE SALES CAPABILITY

~70%
OF FORTUNE 1000[1]

~45M
LEARNERS WORLDWIDE[2]

160+
COUNTRIES WORLDWIDE[3]

~600
COMBINED SALES TEAM

~98%
REVENUE FROM BUSINESS CUSTOMERS[4]

Notes:
1 Based on customers who have purchased training from Skillsoft or Global Knowledge in the most recent two year period.
2 Consists of licensed learners.
3 Number countries with learners accessing Skillsoft content.
4 Business customers include the government.
Source: Sample of customers of combined company.

skillsoft

23

Introduction Strategy Finance Q&A A POWERFUL PLATFORM FOR FURTHER M&A CONTENT Complete full portfolio of learner needs in our prioritized content areas PLATFORM Enhance our capabilities to drive learner engagement GO TO MARKET Extend our reach into new customer segments More than 1,000 tuck-in acquisition targets with less than $100M in revenue and a few with over $100M in revenue POSITIONED AS THE BEST ACQUIRER WITH Strong Balance Sheet • PercipioPlatform Largest Salesforce in the Industry • Customer Base • Committed Investors TARGET ACQUISITION CRITERIA • Contributes toward customer segment leadership • Enhances learner experience and personalization • Can leverage existing customer base or distribution network 24

Introduction Strategy Finance Q&A 25 A UNIQUE OPPORTUNITY FOR SHAREHOLDER VALUE CREATION ATTRACTIVE BUSINESS MODEL • Enterprise subscriptions • High operating leverage • Low capital intensity • Strong free cash flow conversion BUSINESS AT AN INFLECTION POINT • New leadership team with clear strategic direction • Percipiomigration complete by YE 2022 • Investing in Content, Platform and Go-To- Market • Riding wave of accelerating online migration WELL-PLACED TO DELIVER ON A BOLD VISION FOR THE FUTURE • Well-positioned to claim global category leadership • Platform for organic and acquired growth • Financial flexibility to execute on ambitious M&A agenda STRONG FOUNDATION • Robust core business • Healthy balance sheet

Introduction Strategy Finance Q&A RECAP: WHAT ARE WE BUILDING? WHERE WE PLAY We upskill the global workforce across three core segments… (Leadership & Business Skills, Compliance and Technology & Development) …by providing engaging digital learning & development solutions… …to enterprise clients globally OUR AMBITION ‘To create a future-fit workforce skilled and ready for the jobs of tomorrow’ HOW WE WIN CONTENT Packages of ‘best of breed’ content to enable compelling learning journeys PLATFORM An advanced technology driven platform that delivers seamless and engaging learner experiences GO-TO-MARKET A world-class enterprise sales capability 01 02 03 26

Introduction Strategy Finance Q&A FINANCE 27

Introduction Strategy Finance Q&A NEW SKILLSOFT POSITIONED FOR PROFITABLE GROWTH HIGH LEVEL OF SUBSCRIPTION REVENUE WITH STRONG REVENUE PREDICTABILITY OPERATING LEVERAGE SUPPORTS FUTURE MARGIN EXPANSION HIGH CASH FLOW CONVERSION PROVIDES FINANCIAL FLEXIBILITY AND SUPPORTS REINVESTMENT IN THE BUSINESS ATTRACTIVE CAPITAL STRUCTURE PROVIDES STRATEGIC FLEXIBILITY 28 ATTRACTIVE FINANCIAL PROFILE #1 #2 #3 #4 #5

Introduction | Strategy | Finance | Q&A

POSITIONED FOR GROWTH: PERCIPIO MIGRATION SUPPORTS IMPROVED REVENUE RETENTION AND MORE NEW BUSINESS

PERCIPIO VS. LEGACY PLATFORM SKILLPORT PERFORMANCE COMPARISON ($M except percentages)

Annual Recurring Revenue (Excl. SumTotal)


$327
55%
32%
13%
$317
~25%
~51%
~24%
~75% on Percipio or Dual Deployment
$315-$325
9%
~31%
~59%
~90% on Percipio or Dual Deployment
$340-$360
100%

	CY2019A	CY2020A	CY2021E	CY2022E
Percipio DRR[1]	94%	100%	96-102%	97-103%
Dual Deployment DRR[1]	111%	101%	96-102%	–
Skillport DRR[1]	84%	75%	69-75%	–
Percipio & DD New Business OI (Bookings)	$10	$15	$22-$30	
Percipio + Dual Deployment ARR	$145	$237	$288	$350

30 customer acquisition sellers in CY2021 drive new logo wins percipio · Dual Deployment of Percipio & Skillport · Legacy Platform Skillport

Note: Dual Deployment (DD) reflects customers who are paying for Percipio and Skillport platforms. Percipio reflects customers who are only paying for Percipio products. Legacy platform Skillport reflects customers who are only paying for legacy platform Skillport. Information shown reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021E).

1 Dollar Retention Rate ("DRR") represents subscription renewals, upgrades, churn, and downgrades in a period divided by the total renewable base for such customers for such period. DRR does not include new business from new customers.

skillsoft

29

Introduction Strategy Finance Q&A 30 POSITIONED FOR GROWTH: GLOBAL KNOWLEDGE HAS STABILIZED WITH IMPROVED PRODUCT MIX Notes: 1 Information shown reflects FYE January 31st financials (e.g., FYE 1/31/21 shown for CY2020). 2 Order intake (Bookings) represents confirmed orders, subject to cancellation and/or re-booking under the Global Knowledge cancellation and re-booking policy, for the forward 12 month period. 3 Based on change in total Classroom Training and Other revenue from CY2019A to CY2020A (FYE January 31st financials). Global Knowledge revenue reflects Gross Revenue. • COVID-19 negatively impacted classroom revenue by ~$115M3 offset by ~$35M increase from growth in virtual and ondemand offerings • Shift from classroom to virtual driving margin improvement • Order intake has stabilized and is expected to grow post- COVID GLOBAL KNOWLEDGE SEQUENTIAL ORDER INTAKE PROGRESSION1 ($M) Global Knowledge Quarterly Order Intake (Bookings)2 On-Demand Virtual Classroom Training & Other $6 $4 $5 $6 $5 $19 $30 $37 $32 $35 $39 $21 $6 $17 $13 Q4 CY2019 Q1 CY2020 Q2 CY2020 Q3 CY2020 Q4 CY2020 $64 $55 $48 $55 $53

Introduction Strategy Finance Q&A 31 CY2020 RESULTS ABOVE PRIOR ESTIMATES CY20201 ($M) ESTIMATE AT ANNOUNCEMENT ACTUAL ANNUAL RECURRING REVENUE (SKILLSOFT CONTENT) $300-$310 $317 ORDER INTAKE $625-$650 $669 ADJUSTED GROSS REVENUE2 $650-$680 $691 ADJUSTED EBITDA3 $145-$165 $163 Note: 1 CY2020A reflects 1/31/21 financials for Skillsoft and 1/1/21 for Global Knowledge. Audited Skillsoft financials for FYE 1/31/21 filed in Amended S-4 on May 13, 2021. 2 CY2020A Adjusted Gross Revenue of $691M represents Skillsoft results for FYE 1/31/21, $474M (page 150 of Amended S-4) + Global Knowledge results for the twelve months ended 1/1/21: net revenue of $190M (page 203 of Amended S-4) plus reseller fees of $27M (pages 208 and 213 of Amended S-4). 3 CY2020A Adjusted EBITDA of $163M represents Skillsoft results for FYE 1/31/21, $145M (page 151 of Amended S-4) + Global Knowledge results for the twelve months ended 1/1/21, $18M (page 200 of Amended S-4).

Introduction | Strategy | Finance | Q&A

NEW SKILLSOFT POSITIONED FOR GROWTH

($M)

	Actuals		Outlook	
	CY 2019A[1]	CY 2020A[1]	CY 2021E[2]	CY 2022E[2]
ORDER INTAKE (BOOKINGS)	$777	$669	$660-$690	$710-$760
ADJ. GROSS REVENUE[3]	$808	$691	$645-$675	$675-$725
ADJ. EBITDA[4]	$219	$163	$155-$175	$180-$220
ADJ. EBITDA MARGIN	27.1%	~23.5%	24-26%	26-30%

- Order intake
  - Percipio migration -> retention improvement (stabilizes core)
  - Sales realignment and 30 new customer acquisition sellers: focus on new business
  - GK stabilization: COVID rebound and migration to digital
  - Cross-sell driving new revenue and retention
- High single digit order intake growth in 2022 approaching industry growth rate
- 30-35% target long-term Adj. EBITDA margin driven by revenue growth and operating leverage

Note: Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.
1 CY2019A reflects 1/31/20A financials for Skillsoft and 9/27/19A for Global Knowledge. CY2020A reflects 1/31/21A financials for Skillsoft and 1/1/21A for Global Knowledge.
2 Reflects FYE January 31st financials (e.g., FYE 1/31/22E shown for CY2021E).
3 CY2020A Adjusted Gross Revenue of $691M represents Skillsoft results for FYE 1/31/21, $474M (page 150 of Amended S-4) + Global Knowledge results for the twelve months ended 1/1/21 [Net Revenue of $190M (page 203 of Amended S-4) plus reseller fees of $27M (pages 208 and 213 of Amended S-4)]. CY2020A Combined Net Revenue is $474M + $190M = $664M. CY2019A Combined Net Revenue and Illustrative Combined Net Revenue outlook for CY2021 and CY2022 in Appendix.
4 CY2020A Adjusted EBITDA of $163M represents Skillsoft results for FYE 1/31/21, $145M (page 151 of Amended S-4) + Global Knowledge results for the twelve months ended 1/1/21 of $18M (page 200 of Amended S-4). $15M of cost synergies expected in the first twelve months after closing. $25M run rate synergies expected by the end of the second twelve months post-close.

skillsoft 32

Introduction Strategy Finance Q&A

HIGH SUBSCRIPTION REVENUE WITH STRONG PREDICTABILITY


SKILLSOFT
~10%
~90%
CY2020A¹
~8%
~92%
CY2022E²
GLOBAL KNOWLEDGE
~95%
~5%
CY2020A¹
~75%
~25%
CY2022E²
COMBINED
~37%
~63%
CY2020A¹
~32%
~68%
CY2022E²
Subscription Revenue
Non-subscription Revenue

- Subscription-based business provides significant visibility and predictability
  - 90%+ subscription revenue base at Skillsoft
  - Recurring contracts with Fortune 1000 customers
- Global Knowledge a mix of transaction-based - long-standing customer relationships with repeat buyers and growing subscription offerings skillsoft

Notes:
1 CY2020A reflects financials for the fiscal year ended 1/31/21 for Skillsoft and the twelve months ended 1/1/21 for Global Knowledge.
2 CY2022E reflects FYE January 31st financials (e.g., FYE 1/31/23E shown for CY2022E).

33

Introduction Strategy Finance Q&A 34 HIGH CASH FLOW CONVERSION PROVIDE FINANCIAL FLEXIBILITY AND SUPPORT REINVESTMENT ILLUSTRATIVE CY2022E FREE CASH FLOW BRIDGE ($M; Cash Flow items shown as % of Adj. EBITDA) • High cash conversion of 70%+ supports growth • Low capital expenditure requirements (~3% of revenue) • Interest expense assumes $650M of debt, with term loans at L + 500 • Corporate structure allows for favorable low teens cash tax rate • Order Intake growth will drive positive net working capital cash contribution • Due to delayed close, restructuring costs likely to flow into CY2022E $180-$220 ~14-18% $125-$155 ~9-10% ~10-14% ~15-10% 0 50 100 150 200 250 CY2022E Adj. EBITDA Interest Expense, net Cash Taxes Capital Expenditures Change in Net Working Capital CY2022E Levered Free Cash Flow 1 Note: Reflects FYE January 31st financials (e.g., FYE 1/31/23E shown for CY2022E). CY2021E free cash flow conversion lower than for CY2022E due to restructuring costs and higher interest expense from higher pre-closing debt balances and interest rates. 1 Includes Services and Other Investments related to Percipio migration equal to ~1% of Adj. EBITDA; not expected beyond CY2022E .

Introduction | Strategy | Finance | Q&A

ATTRACTIVE CAPITAL STRUCTURE AND PARTNER SUPPORT PROVIDE STRATEGIC FLEXIBILITY

ILLUSTRATIVE CAPITAL STRUCTURE

ASSUMES NO REDEMPTIONS AND COMPLETION OF $400M SECOND STEP INVESTMENT BY PROSUS

($M)

TOTAL DEBT[2]	$627
CASH[2, 3]	$565
NET DEBT	$62
DEBT / CY2022E ADJ. EBITDA[1] (GROSS / NET)	3.1X/0.3X

COMMITTED INVESTOR BASE

CHURCHILL CAPITAL

prosus

Notes:
1 Reflects FYE 1/31/23E Adj. EBITDA midpoint.
2 Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions.
3 PIPE subject to certain conditions. Includes $400M second step investment by Prosus - CFIUS approval received on 5/3/21. Assumes no redemptions.
Source: Churchill estimates, management estimates, S-4. Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

skillsoft

35

Introduction Strategy Finance Q&A Q&A 36

APPENDIX 37

CY2021E OUTLOOK COMMENTARY

1 2 2

	COMMENTARY
REVENUE	**Expect ~46-48% of revenue in 1H; ~52-54% in 2H** • Skillsoft o Primarily subscription (~90%[1]) earned ratably throughout year o Quarterly progression tied to change in ARR • Global Knowledge o Improving revenue as year progresses and COVID impact lessens o Majority of year-over-year growth in 2H
ADJUSTED EBITDA	**Expect ~40-45% of Adjusted EBITDA in 1H; ~55-60% in 2H** • Synergy realization heavily weighted to 2H • Global Knowledge 2H revenue ramp drives higher 2H Adjusted EBITDA • Some offset from higher Skillsoft commissions in 4Q skillsoft

Note:
1 Subscriptions represent ~64% of combined Skillsoft + Global Knowledge CY2020A Adjusted Revenue.

38

FINANCIAL OVERVIEW
($M)

	CY2019A[1] 2019A	CY2020A[2] 2020A	CY2021E[3] 2021E	CY2022E[3] 2022E
Skillsoft Order Intake (Bookings):				
Content	$347	$334 [4]		
SumTotal	138	124		
Total Skillsoft Order Intake (Bookings)	**$485**	**$458**	**$435 - $450**	**$465 - $495**
Global Knowledge Order Intake (Bookings):				
Classroom and All Other	$175	$62 [5]		
Virtual and On-Demand	116	148		
Total Global Knowledge Order Intake (Bookings)	**$291**	**$211**	**$225 - $240**	**$245 - $265**
Combined Order Intake (Bookings)	**$777**	**$669** [4]	**$660 - $690**	**$710 - $760**
Skillsoft Adj. Revenue:				
Content	$363	$344		
SumTotal	152	$130		
Total Skillsoft Adj. Revenue	**$514**	**$474**	**$430 - $445**	**$440 - $470**
Global Knowledge Adj. Revenue:				
Classroom and All Other	$182	$69		
Virtual and On-Demand	112	147		
Total Global Knowledge Adj. Gross Revenue	**$294**	**$216**	**$215 - $230**	**$235 - $255**
Reseller Fees	(34)	(27)	(25) - (30)	(25) - (30)
Total Global Knowledge Adj. Net Revenue	**$260**	**$190**	**$190 - $200**	**$210 - $225**
Combined Adj. Gross Revenue	**$808**	**$691**	**$645 - $675**	**$675 - $725**
Combined Adj. Net Revenue	**$774**	**$664**	**$620 - $645**	**$650 - $695**
Skillsoft Adj. EBITDA	$185	$145		
Global Knowledge Adj. EBITDA	35	18		
Combined Adj. EBITDA [3]	**$219**	**$163**	**$155 - $175**	**$180 - $220**
Combined Adj. Net Income [6]			**$90 - $105**	**$110 - $145**

Estimate at Announcement: $625 - $650

Estimate at Announcement: $650 - $680

Estimate at Announcement: $145 - $165

Note: CY2020A decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.

1 CY2019A reflects 1/31/20A financials for Skillsoft and 9/27/19A for Global Knowledge.

2 CY2020A reflects FYE 1/31/21 financials for Skillsoft and 12 months ended 1/1/21 for Global Knowledge.

3 Reflects FYE January 31st financials (e.g., FYE 1/31/22E shown for CY2021E). $15M of cost synergies expected in the first twelve months after closing. $25M run rate synergies expected by the end of the second twelve months post-close.

4 Skillsoft Content includes ~$16M of order intake / revenue from services in CY2020A.

5 Other order intake (bookings) / revenue within the Global Knowledge Classroom Training and Other line item is ~$20M in CY2020A.

6 Combined adjusted net income calculated as adjusted EBITDA minus estimated depreciation expense minus estimated interest expense minus estimated adjusted taxes at cash tax rate; combined adjusted net income excludes purchase price amortization and all other items excluded from adjusted EBITDA.

skillsoft

39

HISTORICAL QUARTERLY FINANCIAL PERFORMANCE
($M)

	CY2019A[1]	Calendar Year 2020[2] Q1A	Q2A	Q3A	Q4A	CY2020A[2]
Skillsoft Order Intake (Bookings):						
Content	$347	$39	$59	$74	$164	$334
SumTotal	138	32	24	28	40	124
Total Skillsoft Order Intake (Bookings)	**$485**	**$71**	**$82**	**$102**	**$203**	**$458**
Global Knowledge Order Intake (Bookings):						
Classroom and All Other	$175	$33	$6	$12	$12	$62
Virtual and On-Demand	116	26	42	38	43	148
Total Global Knowledge Order Intake (Bookings)	**$291**	**$59**	**$47**	**$50**	**$54**	**$211**
Combined Order Intake (Bookings)	**$777**	**$129**	**$130**	**$152**	**$258**	**$669**
Skillsoft Adj. Revenue:						
Content	$363	$85	$86	$87	$86	$344
SumTotal	152	33	32	31	33	130
Total Skillsoft Adj. Revenue	**$514**	**$118**	**$118**	**$119**	**$119**	**$474**
Global Knowledge Adj. Revenue:						
Classroom and All Other	$182	$35	$9	$12	$12	$69
Virtual and On-Demand	112	26	43	34	45	147
Total Global Knowledge Adj. Gross Revenue	**$294**	**$61**	**$53**	**$46**	**$57**	**$216**
Reseller Fees	(34)	(7)	(6)	(6)	(8)	(27)
Total Global Knowledge Adj. Net Revenue	**$260**	**$54**	**$47**	**$40**	**$49**	**$190**
Combined Adj. Gross Revenue	**$808**	**$179**	**$171**	**$165**	**$176**	**$691**
Combined Adj. Net Revenue	**$774**	**$172**	**$165**	**$158**	**$168**	**$664**
Skillsoft Adj. EBITDA	$185	$37	$37	$45	$25	$145
Global Knowledge Adj. EBITDA	35	4	6	2	6	18
Combined Adj. EBITDA	**$219**	**$41**	**$44**	**$47**	**$31**	**$163**

COMMENTARY

- Finished at or above upper end of CY20 ranges
- Majority of Skillsoft order intake (bookings) generated in second half of each year due to customer renewal timing
- Significant shift from legacy Classroom Training to Digital Offerings at Global Knowledge
- CY20 adversely impacted by:
  - COVID dislocation
    - Long-term benefit given acceleration of Global Knowledge's transition from in-classroom training to digital offerings
  - Churn from legacy Skillport Platform

Note: Product level view of Order Intake (Bookings) / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.
1 CY2019A reflects year ended 1/31/20A financials for Skillsoft and year ended 9/27/19A for Global Knowledge.
2 CY2020A reflects year ended 1/31/21E financials for Skillsoft and year ended 1/1/21A for Global Knowledge.

skillsoft

40

KEY PERFORMANCE METRICS
($M)

	CY2019A[1]	Calendar Year 2020[2]				CY2020A[2]
		Q1A	Q2A	Q3A	Q4A	
Skillsoft Content Order Intake (Bookings):						
Percipio	$32	$10	$10	$11	$32	$64
Dual Deployment	116	13	27	36	98	174
Skillport	185	14	18	22	27	81
Total Skillsoft Content Subscription Order Intake (Bookings)	**$333**	**$37**	**$55**	**$69**	**$157**	**$318**
Services & One-Time Order Intake (Bookings)	14	2	3	4	7	16
Total Skillsoft Content Order Intake (Bookings)	**$347**	**$39**	**$59**	**$74**	**$164**	**$334**
Skillsoft SumTotal Order Intake (Bookings):						
Skillsoft SumTotal Subscription Order Intake (Bookings)	**$111**	$27	$20	$22	$33	$101
Services & One-Time Order Intake (Bookings)	27	5	4	6	7	23
Total Skillsoft SumTotal Order Intake (Bookings)	**$138**	**$32**	**$24**	**$28**	**$40**	**$124**
Skillsoft Annualized Recurring Revenue (ARR):						
Percipio	$42	$47	$51	$57	$76	$76
Dual Deployment	103	118	154	168	161	161
Skillport	181	161	126	105	80	80
Total Skillsoft Content ARR	**$327**	**$327**	**$331**	**$329**	**$317**	**$317**
Skillsoft SumTotal ARR	**$111**	**$107**	**$101**	**$101**	**$99**	**$99**
Skillsoft Dollar Retention Rate (DRR):						
Percipio	94%	100%	102%	100%	102%	100%
Dual Deployment	111%	97%	102%	105%	101%	101%
Skillport	84%	77%	68%	83%	74%	75%
Total Skillsoft Content DRR	**92%**	**88%**	**88%**	**96%**	**94%**	**93%**
Skillsoft SumTotal DRR	**94%**	**96%**	**79%**	**99%**	**93%**	**92%**
Global Knowledge Order Intake (Bookings)	**$291**	**$59**	**$47**	**$50**	**$54**	**$211**
Global Knowledge Annualized Recurring Revenue (ARR)	**$9**	**$10**	**$4**	**$13**	**$12**	**$12**

skillsoft

1 CY2019A reflects year ended 1/31/20A financials for Skillsoft and year ended 9/27/19A for Global Knowledge.
2 CY2020A reflects year ended 1/31/21A financials for Skillsoft and year ended 1/1/21A for Global Knowledge.

41

TRANSACTION SUMMARY
($M)

PF EQUITY OWNERSHIP

OWNERSHIP

	DAY 1 OWNERSHIP[1]		INC. REVESTED PROMOTE[1]	
Shareholders	Shares	%	Shares	%
Churchill SPAC	81.9[2]	50.1%	86.3	51.4%
Skillsoft S/H	28.5	17.4%	28.5	17.0%
Common Equity PIPE Investors[7]	53.0	32.4%	53.0	31.6%
Total Shares Outstanding	163.4	100.0%	167.8	100.0%

- The sponsor has agreed to unvest and revest 25% of promote at $12.50
- Substantial value will be created for investors before Churchill's sponsor receives all Founder shares

ILLUSTRATIVE CAPITAL STRUCTURE

		Metric	PRE-RESTRUCTURING	POST-RESTRUCTURING[6]
Cash			–	$565[7]
Total Old Debt			$2,363[8]	
New Debt				
Take Back Debt				$610
A/R Facility[9]			–	17
Total Debt			$2,363	$627
Net Debt			2,363	62
	CY2022E Adj.EBITDA[5]	$200	11.8x / 11.8x	3.1x / 0.3x
Interest Expense			$163[8]	$53
Interest Coverage			*1.2x*	*3.8x*

ILLUSTRATIVE SOURCES AND USES

SOURCES

	$	%
Churchill Cash-in-Trust[3]	697	41.1%
Issue Equity to Skillsoft S/H	285	16.8%
Common Equity PIPE Cash[7]	530	31.3%
Cash on Skillsoft, GK & Churchill Balance Sheet[3]	93	5.5%
Take Back Debt[4]	90	5.3%
Total Sources	$1,695	100.0%

USES

	$	%
Cash Paid to Skillsoft S/H	505	29.8%
Issue Equity to Skillsoft S/H	285	16.8%
Cash Paid to GK Lenders	170	10.0%
Take Back Debt[4]	90	5.3%
Estimated Transaction Fees	80	4.7%
Estimated Cash to Balance Sheet[7]	565	33.3%
Total Uses	$1,695	100.0%

Notes:
1 Excludes warrants. Also excludes management shares issued under the Incentive Plan of up to 10% of Churchill Class A shares outstanding at closing of the Merger.
2 Net of 25% Founders shares subject to re-vesting at $12.50 share price.
3 As filed in latest S-4/A (Skillsoft as of 1/31/21; Global Knowledge as of 1/1/21; Churchill as of 12/31/20).
4 $20M for Skillsoft lenders and $70M for Global Knowledge lenders.
5 Reflects FYE 1/31/23E Adj. EBITDA midpoint.
6 Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions.
7 PIPE subject to certain conditions. Includes $400M second step investment by Prosus - CFIUS approval received on 5/3/21. Assumes no redemptions.
8 Illustrative combined total debt and interest expense based on previous capital structures.
9 Skillsoft balance as of 1/31/21, as filed in latest S-4/A.

Source: Churchill estimates, management estimates, S-4. Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

42

SUMMARY OF SHARES OUTSTANDING AT VARIOUS PRICES
(SHARES IN M)

Share Price	Public IPO Shares	Total Shares Outstanding	Public Shares as % of Shares Outstanding (Incl / Excl Public Warrants) (1)
$10.00	69.0	163.4	42.2% / 42.2%
$12.00	70.0	166.0	42.1% / 41.6%
$14.00	73.1	178.8	40.9% / 38.6%
$16.00	75.5	185.2	40.8% / 37.3%
$18.00	77.3	190.1	40.7% / 36.3%
$20.00	77.3	191.6	40.4% / 36.0%

COMMENTARY

Shares:

- Includes 69.0M public IPO shares
- Includes 17.25M founder shares
  - 4.3M founder shares (25%) re-vest if the share price exceeds $12.50 per share
- Includes 28.5M shares issued to Skillsoft shareholders
- Includes 53.0M shares issued to PIPE investors(2)

Warrants:

- Includes 23.0M public warrants issued in connection with the IPO
  - Strike price of $11.50 / share and forced redemption price of $18.00 / share
- Includes 17.3M private placement warrants purchased or acquired by the sponsor(3)
  - $11.50 strike price; no forced redemption
- Includes 16.7M warrants issued to PIPE investors at substantively identical terms as the public warrants
- Includes 5.0M warrants issued as consideration for Global Knowledge transaction
  - $11.50 strike price; no forced redemption

Employee Equity:

- Share count does not include employee equity expected to be issued pursuant to the incentive plan (up to 10% of shares outstanding at closing of the Merger).

Notes: Shares and warrants net for Treasury Stock Method ("TSM"). Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

1. Public shares including public warrants (on a TSM basis) as % of total shares outstanding / public shares excluding public warrants (on a TSM basis) as % of total shares outstanding.
2. PIPE subject to certain conditions. Includes $400M second step investment by Prosus - CFIUS approval received on 5/3/21. Assumes no redemptions.
3. Includes 1.5M warrants payable to Churchill sponsor for loan to Churchill at Churchill sponsor's option.

skillsoft

43

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION (S-4) ($M) 44 Source: S-4 * Amounts for the year ended December 31, 2020 combine the historical (1) audited financial statements of Churchill as of and for the year ended December 31, 2020; (2) historical audited consolidated financial statements of Successor Skillsoft as of January 31, 2021 and for the period from August 28, 2020 to January 31, 2021, the historical audited consolidated financial statements of Predecessor Skillsoft for the period from February 1, 2020 to August 27, 2020; (3) unaudited statement of operations of Global Knowledge for the twelve months ended January 1, 2021, which were derived from the audited statement of operations for the year ended October 2, 2020 less the unaudited statement of operations for the three months ended December 27, 2019, plus the unaudited statement of operations for the three months ended January 1, 2021 1 Pro forma Combined EBITDA reflects both historical revenue of Churchill, Skillsoft and Global Knowledge, and related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information” in the S-4. 2 Skillsoft Adjusted Revenue reflects GAAP revenue excluding (i) impact of fresh-start reporting and purchase accounting and (ii) one-time impact of the deconsolidation of Canada. 3 Combined Adjusted Revenue includes the historical revenue of Churchill, Skillsoft and Global Knowledge, and excludes the impact of pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information” in the S-4. 4 Pro forma combined net income includes the historical results of Churchill, Skillsoft and Global Knowledge, and related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information” in the S-4. 5 The adjustment for the year end December 31, 2020 is primarily related to Skillsoft reorganization gain, offset by Skillsoft goodwill impairment. Refer to pages 152 and 201 in the S-4 for additional detail for Skillsoft and Global Knowledge, respectively. 6 Pro forma combined EBITDA includes the historical results of Churchill, Skillsoft, and Global Knowledge, and related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information” in the S-4. EBITDA represents net income plus or minus net interest, plus provision for income taxes, depreciation, amortization, and impact of the re-organization gain as a result of fresh-start reporting as they relate to Skillsoft’s historical financial statements. 7 Refer to pages 149 and 200 in the S-4 for a description of non-GAAP adjustments. 8 Combined Adjusted EBITDA includes the historical results of Churchill, Skillsoft and Global Knowledge, and excludes the impact of pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information” in the S-4. Savings expected from cost and operating synergies are not reflected in the Combined Adjusted EBITDA. Adjusted EBITDA represents EBITDA plus primarily non-cash items and non-recurring items that we consider useful to exclude in assessing our operating performance (e.g., stock-based compensation expense, restructuring charges, retention costs, recapitalization and transaction-related costs, net foreign currency impact and other net gains and losses, certain impacts of fresh-start and purchase accounting, and one-time impact of the deconsolidation of Canada). FYE 12/31/20* Total pro forma combined revenue(1) $532 Reversal of pro forma adjustments: Skillsoft fresh-start reporting 33 Global Knowledge purchase accounting 7 Elimination of inter-company revenues 1 Plus impact of Skillsoft reorganization, primarily related to deferred revenue 92 Combined Adjusted revenue(3) $664 Skillsoft Adjusted Revenue(2) $474 Global Knowledge historical revenue 190 Combined Adjusted revenue(3) $664 Total pro forma combined net income(4) $2,593 Reversal of pro forma adjustments: (104) Adjustments based on historical financial statements:(5) (2,481) Pro forma combined EBITDA(6) $8 Reversal of Churchill purchase accounting, as reflected in pro forma 20 Reversal of Skillsoft fresh-start reporting, as reflected in pro forma 26 Reversal of Skillsoft purchase accounting, as reflected in pro forma 13 Reversal of Global Knowledge purchase accounting, as reflected in pro forma 14 Plus other adjustments(7) 81 Combined Adjusted EBITDA(8) $163

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (S-4) ($M) 45 Source: S-4 1 Calculation pursuant to credit agreement operative in those periods. CY2020A Skillsoft (1/31/21) Global Knowledge (1/1/21) Combined Net Revenue $383 $190 $572 Impact of fresh-start and purchase accounting 89 -- 89 One-time impact of the deconsolidation of Canada 3 -- 3 Adjusted Net Revenue $474 $190 $664 Reseller Fees -- 27 27 Adjusted Gross Revenue $474 $216 $691 Net income (loss) - GAAP $2,670 ($110) $2,561 Interest expense, net 188 32 220 Provision for income taxes 47 1 48 Depreciation and amortization 84 14 97 Impairment of goodwill and intangible assets 332 67 400 Impact of fresh-start and purchase accounting (3,243) -- (3,243) EBITDA $78 $4 $82 Non-recurring retention and consulting costs 13 2 15 Recapitalization and transaction-related costs 48 4 52 Restructuring and contract terminations 6 5 10 Integration and migration related 2 0 3 Foreign currency and other non-cash expense (4) 1 (4) Other add backs 2 2 4 Adjusted EBITDA $145 $18 $163 (1) Fresh-start accounting reduced deferred revenue amount on balance sheet

KEY CUSTOMER WINS IN 3Q AND 4Q CY2020

Company Description	Competition	Period	Skillsoft Value Drivers
$23B+ revenue manufacturing company	Pluralsight Udemy Udacity Coursera	Q3 & Q4	• Enterprise Digital Literacy Program solution • Depth of data content in multiple formats • Strong bundling of content and professional services • Percipio experience
$5B+ revenue manufacturing company in the healthcare sector	LinkedIn Learning Udemy	Q4	• Leadership training / facilitated leadership program • Professional services • IT, developer & certifications to include mapping to SFIA framework • Multi-modal learning and localisations • PES for Saba • Custom channels and Aspire journeys
$10B+ revenue company in the retail sector	Navex SAI	Q4	• Compliance: Single Source – add to Leadership Q2 • Customization options via Content Config Tool • U.S. / Canada / China - quality of content
Multi-billion-dollar company in the transportation, shipping, and logistics sector	Pluralsight	Q4	• Breadth and depth of Technology portfolio • "First class" customer support experience • Value of the Aspire Journeys learning paths and immersive Bootcamp offerings
$3B+ revenue company in the energy sector	LinkedIn Learning Pluralsight Udemy	Q3	• Enterprise content solution under one vendor • Multi-language capability • After sales support including Pro Services • Content coverage and delivery styles • Compliance coverage for a global audience • Content alignment to key business initiatives
Multi-billion-dollar company in the telecommunications sector	LinkedIn Learning Coursera	Q3	• Breadth of offering, true enterprise-wide solution • Superior customer support experience • Percipio platform engaged user-base skillsoft
46

SUMTOTAL: A COMPREHENSIVE LEARNING AND TALENT MANAGEMENT SYSTEM

INDUSTRY LEADERS CHOOSE SUMTOTAL

7
Of the world's largest drug and biotech companies

3
Of the largest U.S. banks

3
Of the five largest U.S. life insurance companies

3
Of the world's 10 largest airlines

LEADING PLATFORM

- Supports every stage of the employee development lifecycle
- Robust, highly configurable systems and best positioned to address large, complex, compliance-oriented use cases
- Marketplace integrations and strategic partnerships extend customers' ecosystems
- Chosen platform for industry leaders in Finance, Insurance, Pharmaceuticals, Transportation and other complex, compliance heavy industries

COMPREHENSIVE SOLUTION

- Recruiting
- Onboarding
- Learning management
- Performance, succession & compensation
- Career pathing & development
- Workforce management

TOP PRIORITIES

ATTRACT NEW LOGOS

- Leverage credibility of existing customer base of industry leaders
- Recent case studies (customer wins)

WIN-BACK CHURNED CUSTOMERS

- Historical churn from legacy platform provides SumTotal with a customer win back opportunity
- Significant improvement in SumTotal's NPS score after two critical platform upgrades skillsoft

47

DISCLAIMER 48 IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchill II has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II has filed and will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill II may be obtained free of charge from Churchill II at www.churchillcapitalcorp.com. Alternatively, these documents can be obtained free of charge from Churchill II upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500. Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Churchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD-LOOKING STATEMENTS; NON-GAAP This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill II’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill II’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S-4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill II, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill II, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the filings, which Churchill II has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Churchill II’s filings with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill II and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill II, Skillsoft and Global Knowledge; risks related to Churchill II’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill II’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill II, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill II, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill II and is not intended to form the basis of an investment decision in Churchill II. All subsequent written and oral forwardlooking statements concerning Churchill II, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill II, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not been prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconciliations to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information for such calculations.